Exhibit 99.1

ChinaCache Announces Definitive Agreements to Sell Data Center Assets

BEIJING, March 6, 2017 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that it has entered into definitive agreements to sell 79.0% equity interest of ChinaCache Xin Run Technology (Beijing) Co., Limited (“Xin Run”) to Tianjin Shuishan Technology Co., Ltd. (“Tianjin Shuishan”), Shanghai Qiaoyong Equity Investment Fund Management Co., Ltd. (“Shanghai Qiaoyong”) and Tianjin Dingsheng Zhida Technology Co., Ltd. (“Tianjin Dingsheng”), for a total consideration of RMB221.2 million in cash before fees and expenses.  Xin Run owns and operates ChinaCache’s Internet data center business.

Pursuant to the agreements, Tianjin Shuishan, Shanghai Qiaoyong and Tianjin Dingsheng agree to purchase 47.67%, 26.33% and 5.0%, respectively, of the equity interest in Xin Run for a consideration of RMB133.5 million, RMB73.7 million and RMB14.0 million, respectively. Shanghai Qiaoyong may designate a self-established fund as general partner, Tianjin Shuishan and Tianjin Dingsheng may respectively designate wholly-owned subsidiaries, to complete the transaction. After completion of the transaction, ChinaCache will, through a subsidiary, own 20.0% equity interest of Xin Run and will cease to consolidate the financial results of Xin Run and its subsidiaries. As of September 30, 2016, Xin Run had a shareholders’ equity value of approximately RMB14.8 million and a registered capital of approximately RMB126.6 million. ChinaCache plans to apply the proceeds from the transaction to R&D, working capital and other purposes.

“This transaction will significantly strengthen our balance sheet. In addition, by divesting the majority interest in this capital intensive business, we can focus on our asset-light and technology-driven CDN business,” commented Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache.

“We believe the transaction will enable Xin Run to achieve growth and unlock value, which may further benefit our shareholders. After the transaction, ChinaCache and Xin Run may explore partnership opportunities to provide our enterprise customers with premium total solutions,” concluded Mr. Wang.

Tianjin Shuishan and Tianjin Dingsheng are controlled by Mr. Song Wang, Chairman of the Board of Directors and Chief Executive Officer of ChinaCache. Tianjin Shuishan will obtain a loan from Shanghai Qiaoyong or its affiliates to finance its acquisition.

The completion of the transaction is subject to customary closing conditions, including obtaining of requisite governmental registration. The transaction has been approved by the Board of Directors of the Company, acting upon the unanimous recommendation of its audit committee, consisting of independent and disinterested directors. The Company has terminated the agreement to sell 60.0% of Xin Run as disclosed in its press release on December 2, 2015.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com